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Exhibit 21

SUBSIDIARIES OF
APPLE COMPUTER, INC*

Name	Jurisdiction of Incorporation
Apple Computer Inc. Limited	Ireland
Apple Computer Limited	Ireland
Apple Computer International	Ireland
Apple Japan Inc.	Japan
Apple Computer B.V.	Netherlands
Apple Computer (UK) Limited	United Kingdom
ACI Real Properties Inc.	United States

*
Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of Apple Computer, Inc. are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the end of the year covered by this report.

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  Exhibit 21
SUBSIDIARIES OF APPLE COMPUTER, INC